Exhibit 99.1
Reconciliation of Non-GAAP Financial Measure
Reconciliation of Net Income to Net Cash From Operations

	Three Months	Six Months
	Ended	Ended
	June 30, 2009	June 30, 2009
Net Income (Loss) Attributable to Summit Hotel Properties, LLC	$140,749	$(1,330,223)
plus Depreciation and Amortization	$5,809,486	$11,476,226
plus Unsuccessful Project Costs	$815,209	$815,209
less Gain on Sale of Assets	$(1,619,446)	$(1,619,446)
less State Income Tax Payments	$(526,053)	$(526,053)
less Principal Payments on Company Debt	$(1,723,108)	$(3,307,485)
less Priority Return Payments to Investors	$(3,010,560)	$(5,854,031)
less Reserves Required by Lenders	$(415,096)	$(851,250)
plus Capitalized Interest on Loans	$621,426	$1,079,222
plus Repair Expense Funded by Loans/Reserves	$867,336	$1,707,303

Net Cash from Operations	$959,943	$1,589,472